UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release, dated April 4, 2017, of North Atlantic Drilling Ltd. (the "Company"), providing an update on the debt restructuring of Seadrill Limited ("Seadrill"), the Company's majority shareholder, which includes, among other things, the extension of the Company's $2.0 billion credit facility.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated March 15, 2017, announcing the extension of the Company's $25 million revolving credit facility provided by Seadrill.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: April 5, 2017	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 99.1

News

NADL - Amendments to Secured Credit Facilities

Hamilton, Bermuda, April 4, 2017 - North Atlantic Drilling Limited ("NADL or the Company") a majority owned subsidiary of Seadrill Limited, announces today that Seadrill Limited, on behalf of NADL and other relevant companies, and its banking group have agreed to extend a series of key dates as part of Seadrill Limited's ongoing restructuring efforts.

Seadrill Limited has reached an agreement to extend the milestone to implement a restructuring plan from 30 April to 31 July 2017 and also to extend the related covenant amendments and waivers expiring on 30 June 2017 to 30 September 2017. Finally, the Company has also received lender consent to extend the US$2.0 billion NADL credit facility maturing on 30 June 2017 until 14 September 2017.

These amendments are part of a broader package of measures Seadrill Limited, our major shareholder, is undertaking to refinance and recapitalize the business. While no definitive terms have been reached, based on feedback from Seadrill Limited, as well as the Company's existing leverage, we currently believe that a comprehensive restructuring plan will require a substantial impairment or conversion of our bonds, as well as impairment, losses or substantial dilution for other stakeholders. As a result, the Company currently expects that shareholders are likely to receive minimal recovery for their existing shares.

The Company expects the implementation of a comprehensive restructuring plan will likely involve schemes of arrangement or chapter 11 proceedings and is preparing accordingly. The Company's business operations remain unaffected by these restructuring efforts and the Company will continue to meet its ongoing customer and business counterparty obligations.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-34667). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

EXHIBIT 99.2

News
NADL - Interim Funding from Seadrill Limited Extended
Hamilton, Bermuda, March 15, 2017 - North Atlantic Drilling Ltd ('NADL' or 'the Company') announces today that it has extended the $25 million revolving credit facility provided by Seadrill Limited, its majority shareholder, to April 30, 2017. The facility was originally entered into on January 31, 2017 and matured on March 31, 2017. This interim funding arrangement has been put in place while broader restructuring negotiations continue at both companies.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.